FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 2, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

SUMMARY OF THE MINUTES OF THE 1st/2011 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 25, 2011 at 8:30 a.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM: the majority of the board members. CHAIR: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary. 1. Ratification of the Aval covering the financing of Copercampos – Ratification of the aval approved for the financing of the construction of an industrial plant for the slaughter of 7 thousand hogs/day located on Highway BR 280 in Campos Novos (SC) with BRDE/BNDES, relating to the agreement signed between BRF and Copercampos on April 29, 2010 as follows: 1) R$ 55 million, drawn in 2010. 2) Up to R$ 40 million to be drawn in 2011. 2. Plan for Sale of Assets – 2011 – The Board of Directors approved the 2010 plan for the sale of assets, pursuant to the attachment. 3. Sale of the Vila Anastácio unit –The surety of BRF – Brasil Foods S.A. was authorized in guarantee of the statements given by Sadia S.A. (former owner of the property), and VIP S.A. Empreendimentos e Participações Imobiliárias, pursuant to sub-item II, Article 828 of the Civil Code with waiving of rights pursuant to articles 827, 829 and 835 of the same statute, as established in the Public Act of an Irreversible and Irrevocable Commitment for the Sale of Real Estate dated December 28, 2010, under  which VIP S.A. Empreendimentos e Participações Imobiliárias, a wholly owned subsidiary of BRF, has, conditional on certain conditions precedent being fulfilled, committed to sell the unit located in Vila Anastácio, São Paulo-SP (record numbers 15102, 13962, 9529, 118066 and 25977) – 10th Real Estate Registry Office of São Paulo-SP. The total amount of this sale is R$ 120 million, R$ 12 million initially, with payments in 35 installments. 4. Other internal company matters. CONCLUSION These minutes, having been drafted, read and approved, were signed by the members of the Board present. Members of the Board: Nildemar Secches, Luiz Fernando Furlan, Co-Chairmen, Carlos Alberto Cardoso Moreira, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Roberto Faldini, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho.São Paulo-SP, February 25, 2011 (I hereby certify that this is a true copy of the original minutes drafted to Book  number 3, pages 24 to 32, of Minutes of Ordinary and Extraordinary Meetings of the Company’s Board of Directors).

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 2, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director